CONTRACT: **for Tungsten Wolframite Concentrates**
**Contract No.: Beralt_WBH_01_2026**

Between: **Beralt Tin & Wolfram**
Sede: Barroca Grande
6225-051 Aldeia de S. Francisco de Assis
(hereinafter called "Seller")

and

**Wolfram Bergbau und Hütten AG**
[*Redacted - Address*]
(hereinafter called "Buyer")

We are pleased to confirm the purchase, and it is agreed by and between the parties hereto as follows:

Seller agrees to sell, and Buyer agrees to buy upon the following terms and conditions:

**1. Material/Quality**

[*Redacted - Quantity of trucks*] (approx. [*Redacted - Quantity*] Metric Tonnes each (MT)) Wolframite Concentrate from routine Panasqueira mine production, shipments of [*Redacted - Quantity of trucks*] per months, starting from February 2026 and ending in January 2027.

Wolframite Concentrate must be [*Redacted - Quality*] in order to assure a proper sampling, carried out at Buyer's plant.

Quality : approx. [*Redacted - Percentage*]% WO3

**2. Quantity**
Approx.. [*Redacted - Quantity*]

**3. Packing**
Packed in [*Redacted - Quantity*] Big Bags on pallets

**4. Delivery**
EXW [*Redacted - Shipping terms*].

**5. Price**
The price of each MTU WO3 of Tungsten concentrate delivered to the buyer shall be calculated as [*Redacted - Percentage*]% (the Payable Percentage) of the [*Redacted - Pricing terms*] in [*Redacted - Currency*] per mtu WO3 valid at the day of shipment to the Buyer.

**6. Payment**
[*Redacted - Percentage*]% against shipment documents, [*Redacted - Percentage*]% [*Redacted - Time period*] working days after analysis.

**7. Final Weighing/Sampling**
Sampling of the Goods shall be carried out by the Buyer in accordance with standard international practices, by taking a sample from each big bag in order to create a representative average sample.
Buyer shall arrange for WSA at their works, if variance of weight, WO3 and Moisture is up to and including [*Redacted - Percentage*]% the Buyer accepts the Seller's result, above [*Redacted - Percentage*]% and including [*Redacted - Percentage*]% the Buyer and the Seller share the difference, above [*Redacted - Percentage*]% - an analysis of the sample is undertaken by [*Redacted - Third-party*]. Buyer and Seller are ready to accept such a procedure. The values of the analysis of the umpire will then be final for settlement. The party in whose responsibility the largest deviations from the umpire's analysis occurred will cover the costs for the procedure.

[*Redacted - Initials*]

**8. Code of Conduct**
Supplier ensures with signing that he complies with [*Redacted - Policy*], attached hereto.

**9. Hardship**
In entering into this contract the parties hereto agree that it is impracticable to make provision for every contingency which may arise during the term hereof, and the parties hereby agree it to be their intention that this contract shall operate between them with fairness and without prejudice to the interest of either, and that if, in the course of the performance of this contract, obvious hardship to either party is expected or disclosed, then the parties will use their best endeavours to agree upon such action as may be necessary to remove or modify such obvious hardship and failing agreement, the provisions of arbitration clause shall apply.

**10. Force Majeure**
In case of strikes, accidents, lack or shortage of transport facilities, labour trouble, natural disaster, fire explosion, war and uprising, lockouts, epidemics, governmental actions or omissions of any other cause whatsoever of like or unlike nature, which is beyond the control of the affected party preventing the Seller from delivering or Buyer from receiving, the party so prevented shall immediately give notice thereof to the other party and the fulfilment of the contract shall thereupon be considered as suspended to the extent that performance is usually affected by such Force Majeure.
Upon termination of such Force Majeure the undelivered balance shall be delivered by Seller and accepted by Buyer under the terms of this contract.
Force Majeure affecting Buyer's customers shall be considered as Force Majeure of Buyer.

**11. Arbitration**
Any dispute or controversy arising out of or breach relating to this agreement or any alleged thereof shall be settled under the Rules of Conciliation and Arbitration of [*Redacted - Jurisdiction*] by three arbitrators appointed in accordance with the Rules. The chairman must be qualified to act as a judge. The award of the arbitrators shall be binding and final. The respective procedure to take place in [*Redacted - Location*].

The construction, validity and performance of this agreement shall be governed by [*Redacted - Jurisdiction*].

**12. Amendment**
This agreement can be amended only by a written document signed by both parties.

**13. Ensuring compliance with Anti-Bribery Laws and Supplier Code of Conduct**
During the term of this Contract:

- the Supplier shall, and shall procure that its related entities and personnel shall, at all times, conduct business in compliance with:
  - the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, the Swedish Penal Code and the anti-bribery laws of any territory in which the Supplier provides services to the Company, in each case as amended from time to time, as if such laws applied to them; and
  - the Buyer's Supplier Code of Conduct set out, on the basis that the standards set out in the Code apply to the Supplier;
- the Company shall have the right to review and audit, or appoint a suitable professional adviser to review and audit, during normal business hours and subject to reasonable prior notice, the Supplier's books and records, insofar as they relate to the services provided hereunder, for the purpose of assessing the Supplier's compliance with this clause. The Company or its representatives shall have the right to reproduce (at their cost) and retain copies of any such books and records; and
- the Company may terminate this Contract with immediate effect, in whole or in part, by written notice to the Supplier at any time, if in its reasonable judgement; the Supplier is in breach of any provision of this clause. Termination in accordance with this clause does not affect -
  - any accrued liabilities and rights of the parties prior to such termination; and
    any provision of this Contract, which is expressed to survive its termination

**14. Termination**
Should seller not fulfil the scheduled deliveries as per paragraph 1 for two consecutive months, or should a backlog of 4 truckloads accumulate, unless this has been agreed between Seller and Buyer beforehand, Buyer has the unilateral right to terminate the contract.

[*Redacted - Initials*]

## 15. Duration of the contract

The contract is valid starting on 01.01.2026 through 31.01.2027 or until the day when both Parties have fulfilled entirely its relevant contractual obligations under this Contract, whichever is later.

[*Redacted - Location*] DATE

............................ ............................
(Place) (Date)

*[Redacted - Signature]* | *[Redacted - Location]* 16.01.2026

............................................................ | ............................................................

David Goulbourne, President Powder Solutions

*[Redacted - Signature]* | *[Redacted - Location]* 16.01.2026

............................................................ | ............................................................

Andreas Raffelsberger, CFO Powder Solutions

*[Redacted - Signature]* | 16.01.2026 16.01.2026

............................................................ | ............................................................

Gary Tully, Vice President Supply Chain Powder Solutions

*[Redacted - Signature]* | *[Redacted - Location], December 15th, 2025*

............................................................ | ............................................................

*António Correa de Sá, CEO Beralt Tin & Wolfram*